DO., LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

DO., LLC
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

CONTENTS

Page

Financial statements:

Balance sheets   2

Statements of operations and retained earnings   4

Statements of changes in members' equity   5

Statements of cash flows   6

Notes to financial statements   8-10

Do, LLC

BALANCE SHEET

As of December 31, 2015

	Total	
	As of Dec 31, 2015	**As of Dec 31, 2014 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
Checking at Hiway Federal Cred	2,053.31	30,683.28
HiWay Federal Credit Union	0.00	5.00
Other Expenses		
PayPal	949.66	0.00
Savings at Hiway Federal Credit Union	5.00	
Total Bank Accounts	**$3,007.97**	**$30,688.28**
Accounts Receivable		
Accounts Receivable	0.00	
Total Accounts Receivable	**$0.00**	**$0.00**
Other current assets		
Inventory Asset	25,622.85	600.00
Box Inventory	0.00	1,200.00
Total Inventory Asset	**25,622.85**	**1,800.00**
Total Other current assets	**$25,622.85**	**$1,800.00**
Total Current Assets	**$28,630.82**	**$32,488.28**
Other Assets		
Accumulated Amortization	-2,458.60	-1,278.00
Patent	12,664.71	12,664.71
Trademark	5,045.11	5,045.11
Total Other Assets	**$15,251.22**	**$16,431.82**
TOTAL ASSETS	**$43,882.04**	**$48,920.10**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	0.00	0.00
Total Accounts Payable	**$0.00**	**$0.00**
Credit Cards		
Credit Card		
AMEX Credit Card	0.00	0.00
Total Credit Card	**0.00**	**0.00**
Credit Card at American Expres	10,491.68	152.35
Total Credit Cards	**$10,491.68**	**$152.35**
Other Current Liabilities		
Accounts Payable - current liability	11,618.45	
C2Renew Grants	0.00	12,050.00

	Total	
	As of Dec 31, 2015	**As of Dec 31, 2014 (PY)**
Deferred Revenue	0.00	2,040.00
Loan - Shareproject	0.00	0.00
Sales Tax Payable	0.00	0.00
Unison Bank - Liine of Credit	14,150.00	13,995.00
Total Other Current Liabilities	**$25,768.45**	**$28,085.00**
Total Current Liabilities	**$36,260.13**	**$28,237.35**
Long-Term Liabilities		
Due to Member - Heather	35,338.53	26,338.53
Due to Member - John	35,803.15	23,489.31
Loan - Michigan Women's Fdation	23,292.83	28,514.89
Total Long-Term Liabilities	**$94,434.51**	**$78,342.73**
Total Liabilities	**$130,694.64**	**$106,580.08**
Equity		
Heather McDougall		
HM - Contributions	2,000.00	2,000.00
HM - Earnings	-30,830.00	-40,874.57
Total Heather McDougall	**-28,830.00**	**-38,874.57**
John McDougal		
JM - Contributions	2,000.00	2,000.00
JM - Earnings	-30,829.98	-40,874.56
Total John McDougal	**-28,829.98**	**-38,874.56**
Opening Balance Equity	0.00	0.00
Retained Earnings	0.00	0.00
Net Income	-29,152.62	20,089.15
Total Equity	**$ -86,812.60**	**$ -57,659.98**
TOTAL LIABILITIES AND EQUITY	**$43,882.04**	**$48,920.10**

Do, LLC

PROFIT AND LOSS

January - December 2015

	Total	
	Jan - Dec 2015	**Jan - Dec 2014 (PY)**
INCOME		
Merchandise Sales	8,184.53	5,008.90
Order Refund	-20.00	
PayPal Income	3,720.13	
Recognized - Deferred Revenue	2,040.00	46,065.80
Sales Tax		
Georgia Sales Tax		-334.53
Minnesota Sales Tax	-20.00	-174.56
North Dakota Sales Tax	-92.99	
Total Sales Tax	**-112.99**	**-509.09**
Uncategorized Income	91.86	
Total Income	**$13,903.53**	**$50,565.61**
COST OF GOODS SOLD		
Bristling		0.00
Cost of Goods Sold	6,482.30	14,886.14
Customer Shipping (Postage)	3,266.95	4,605.00
Inventory		0.00
Warehouse Fulfillment	3,097.54	3,453.90
Total Cost of Goods Sold	**$12,846.79**	**$22,945.04**
GROSS PROFIT	**$1,056.74**	**$27,620.57**
EXPENSES		
Advertising and Promotion	191.31	
Events	85.00	
Facebook Promotion	39.00	961.92
Google Adwords		319.12
Marketing Printing	672.48	
Search Engine Optimization		1,050.00
Total Advertising and Promotion	**987.79**	**2,331.04**
AMEX Credit Card	1,541.81	
Annual Fees	3,796.00	
Bank Service Charges	66.00	
charitable donation	466.43	
Insurance		0.00
Meals and Entertainment	101.80	225.58
Miscellaneous	10.63	4,439.64
Printing		0.00
Total Miscellaneous	**10.63**	**4,439.64**
Office Supplies	1,052.82	93.91
Outside Services		0.00
Professional Fees		
Accountants	3,840.00	2,444.29

	Total	
	Jan - Dec 2015	**Jan - Dec 2014 (PY)**
Consulting - Marketing		350.00
Consulting - Video Editing	500.00	
Consulting - Web Development	8,300.00	175.00
Legal Fees - General		24.00
Legal Fees - Patent	850.64	0.00
Legal Fees - Trademark		0.00
Total Professional Fees	**13,490.64**	**2,993.29**
Rent Expense	400.00	
Shipping	257.09	786.00
Fed Ex - Non Customer	185.12	679.82
International Logistics		1,171.81
Stamps.com Monthly Service Fee	15.99	-2,111.89
UPS - Non Customer		2.79
USPS - Non Customer	32.53	95.10
Total Shipping	**490.73**	**623.63**
Telephone Expense	1,545.65	
Travel Expense		
Airfare		22.40
Car Rental		711.77
Gas		123.42
Total Travel Expense		**857.59**
Uncategorized Expense	26.00	
Website		
AMEX Website CC Processing		31.80
Authorize.net - Gateway		145.40
Hostek	65.00	60.00
PayPal Processing Charge	104.98	166.39
Shopify	887.00	740.07
Website Registration	126.49	51.50
Total Website	**1,183.47**	**1,195.16**
Total Expenses	**$25,159.77**	**$12,759.84**
NET OPERATING INCOME	**$ -24,103.03**	**$14,860.73**
OTHER INCOME		
Interest income		0.22
Other Income		9,917.29
Total Other Income	**$0.00**	**$9,917.51**
OTHER EXPENSES		
Amortization	1,180.60	832.00
Interest Expense	3,868.99	3,857.09
Total Other Expenses	**$5,049.59**	**$4,689.09**
NET OTHER INCOME	**$ -5,049.59**	**$5,228.42**
NET INCOME	**$ -29,152.62**	**$20,089.15**

Do, LLC

Statements of changes in members' equity

Years Ended December 31, 2015 and 2014

	2015	2014
Beginning members equity	(57,659.98)	(77,749.13)
Net income	(29,152.62)	20,089.15
Distributions	-	-
Ending members equity	(86,812.60)	(57,659.98)

Do, LLC

STATEMENT OF CASH FLOWS

January - December 2014

	Total
OPERATING ACTIVITIES	
Net Income	20,089.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	13,153.14
Inventory Asset:Box Inventory	1,733.00
Accounts Payable	-21,250.00
Credit Card:AMEX Credit Card	0.00
Credit Card at American Expres	-3,277.80
C2Renew Grants	12,050.00
Deferred Revenue	-44,025.80
Loan - Shareproject	-1,000.00
Unison Bank - Liine of Credit	13,995.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-28,622.46**
Net cash provided by operating activities	**-8,533.31**
INVESTING ACTIVITIES	
Accumulated Amortization	832.00
Patent	-7,834.27
Trademark	-2,559.11
Net cash provided by investing activities	**-9,561.38**
FINANCING ACTIVITIES	
Due to Member - Heather	7,887.50
Due to Member - John	6,101.50
Loan - Michigan Women's Fdation	28,514.89
Heather McDougall:HM - Earnings	-16,733.73
John McDougal:JM - Earnings	-16,733.73
Retained Earnings	33,467.46
Net cash provided by financing activities	**42,503.89**
NET CASH INCREASE FOR PERIOD	**24,409.20**
Cash at beginning of period	6,279.08
CASH AT END OF PERIOD	**$30,688.28**

Do, LLC
STATEMENT OF CASH FLOWS
January - December 2015

	Total
OPERATING ACTIVITIES	
Net Income	-29,152.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Inventory Asset	-25,022.85
Inventory Asset:Box Inventory	1,200.00
Credit Card at American Expres	10,339.33
Accounts Payable - current liability	11,618.45
C2Renew Grants	-12,050.00
Deferred Revenue	-2,040.00
Unison Bank - Liine of Credit	155.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-15,800.07**
Net cash provided by operating activities	**-44,952.69**
INVESTING ACTIVITIES	
Accumulated Amortization	1,180.60
Net cash provided by investing activities	**1,180.60**
FINANCING ACTIVITIES	
Due to Member - Heather	9,000.00
Due to Member - John	12,313.84
Loan - Michigan Women's Fdation	-5,222.06
Heather McDougall:HM - Earnings	10,044.57
John McDougal:JM - Earnings	10,044.58
Opening Balance Equity	0.00
Retained Earnings	-20,089.15
Net cash provided by financing activities	**16,091.78**
NET CASH INCREASE FOR PERIOD	**-27,680.31**
Cash at beginning of period	30,688.28
CASH AT END OF PERIOD	**$3,007.97**

DO., LLC
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Summary of significant accounting policies:

Nature of operations:

Do., LLC, a Minnesota limited liability company ("Company") designs and sells Bogobrush brand eco-friendly toothbrushes and accessories. The Company sells its products through bogobrush.com and through brick and mortar and other online retail. Bogobrush is made in the USA, and operates with a buy one + give business model.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Accounts receivable and allowance for doubtful accounts:

The company had no accounts receivable as of December 31, 2015 or 2014, respectively.

Allowance for doubtful accounts, when applicable, is based upon management's best estimate and the Company's past collection experience.

Inventories:

The Company's inventories are finished goods which are valued at the lower of cost (first-in, first-out) or market.

Inventory in 2014 was $1,800. Inventory in 2015 was $25,622.85.

Property and equipment:

Property and equipment is stated at the lower of depreciated cost or net realizable value. Depreciation and amortization is being provided on the straight-line method over the estimated useful life of the respective asset. There were no significant fixed assets for 2015 and 2014.

Repairs and maintenance are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income.

Depreciation expense was $0 and $0 for the years ended December 31, 2015 and 2014, respectively.

Patents and Trademarks:

The Company has trademarks, patents and pending patents for the design and use of proprietary products. Costs incurred to obtain the patents are amortized over each respective patent life using the straight-line method. At December 31, 2015 and 2014 capitalized costs were $17,709.82 and $17,709.82 respectively. Accumulated amortization was $2,458.60 and

$1,278.00 as of December 31, 2015 and 2014, respectively. Related amortization expense was $1,180.60 and $832.00 for the years ended December 31, 2015 and 2014, respectively.

Income taxes:
    The Company has elected to be taxed as a partnership. The accompanying financial statements do not include a provision for federal income taxes since the members are responsible to include their share of Company taxable income in their respective income tax returns and pay the related taxes. Tax years subject to examination include 2015, 2014 and 2013.

    Management has evaluated its tax positions and has concluded that they do not have any uncertain tax positions and associated unrecognized benefits that would require either recording or disclosure in the financial statements based on the criteria set forth in Accounting Standards Codification (ASC) section 740.

Advertising costs:
    Advertising costs are charged to operations when the advertising first takes place. Advertising expense was $987.79 and $2,331.04 for the years ended December 31, 2015 and 2014, respectively.

Shipping and handling:
    Shipping and handling costs are recorded as a component of cost of goods sold.

2.   Line of credit:

The Company has a $50,150 revolving line of credit with a bank. The line of credit bears interest at 2.87% over the LIBOR index rate (currently 3.38%) and matures November 17, 2016. The line of credit is secured by all business property and assets of the Company and is guaranteed by the owners and a related party. The line of credit is subject to certain restrictive loan covenants. The balance outstanding on the line of credit was $14,150 and $14,150 as of December 31, 2015 and 2014, respectively.

3.   Long-term debt:

Long-term debt consists of the following as of December 31:

Note payable, Foundation in monthly installments of $1,239.05, including interest at 8%. The note is secured by two members of the Company. The note matures September 1, 2017.

8.   Related party transactions:

The Company received advances from two members. The balances are $71,141.68 and $49,827.84 at December 31, 2015 and 2014 respectively. The amount is due on demand, if money available in Company per the Member Control Agreement, and no interest has been paid or accrued.

8.5   Other items:

The Company has an agreement with C2Renew, Inc. ("C2Renew") for the legal rights to the injection molding tool for Bogobrush handle and Bogobrush stand. The tool was acquired by C2Renew through a ND grant, and it currently sits as an asset on C2Renews book. Once the tool depreciates entirely, the Company and c2renew will transfer ownership at a future agreed upon price. Until then, the Company retains rights over the tool to use in its discretion without limitation.

9.   Subsequent events:

US Design patent was denied for being "too obvious," so the US design patent value is $0. Still hold design patents of value in Canada and the EU.

The Company took an advance on its line of credit for an additional $26,000. The total outstanding is $40,150.

5/11/16 – authorization for issuing 421,000 membership units and adding 3 new members. Majority owners still the same, but percentages are new as follows:

	Class A - voting + financial		Class B - only financial		TOTAL	
	Units	Percentage	Units	Percentage	Units	Percentage
Heather McDougall	185,356	49.4%	0	0.0%	185,356	43.00%
John McDougall	185,356	49.4%	0	0.0%	185,356	43.00%
Michelle Krahe	750	0.2%	13,422	24.1%	14,172	3.29%
David Haukaas	400	0.1%	18,790	33.8%	19,190	4.45%
Macey Morrison*	0	0.0%	20,153	36.3%	20,153	4.67%
Greg Tehven*	0	0.0%	500	0.9%	500	0.12%
Jake Joraanstad*	0	0.0%	250	0.4%	250	0.06%
Jill Grunewald	1,000	0.3%	0		1,000	0.23%
Karen Olson	750	0.2%	0		750	0.17%
Mia Taney	750	0.2%	100	0.2%	850	0.20%
Tim Foss	750	0.2%	0		750	0.17%
Shannon Berns	400	0.1%	2,373	4.3%	2,773	0.64%
*new member						